Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ALARIS Medical Systems, Inc.

(Name of Subject Company)

Blue Merger Corp.,

a wholly owned subsidiary of

Cardinal Health, Inc.

(Name of Filing Person—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

011637105

(CUSIP Number of Class of Securities)

Paul S. Williams, Esq.

Executive Vice President, Chief Legal Officer and Secretary

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Telephone: (614) 757-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,761,875,666.10	$223,229.65

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The calculation of the transaction valuation assumes the purchase of 72,374,798 outstanding shares of common stock of ALARIS Medical Systems, Inc. as of May 17, 2004, at a purchase price of $22.35 per share. The transaction valuation also includes the offer price of $22.35 per share multiplied by 6,456,328, the number of exercisable options currently outstanding as of May 17, 2004, that could be tendered.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act, equals $126.70 per million dollars of the transaction valuation. Cardinal Health, Inc. has an available balance of $133.27 in its account with the Securities and Exchange Commission.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO is filed by Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), and Blue Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal Health (“Subcorp”). This Schedule TO relates to the offer by Subcorp to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ALARIS Medical Systems, Inc., a Delaware corporation (“ALARIS”), for $22.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 18, 2004, by and among ALARIS, Cardinal Health and Subcorp (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, and the Support/Tender Agreement, dated as of May 18, 2004 (the “Support Agreement”), by and among Cardinal Health, Jeffry M. Picower (“Mr. Picower”) and certain of his affiliates, Decisions Incorporated (“DI”), JD Partnership, L.P. (“JD”) and JA Special Partnership Limited (“JA,” together with Mr. Picower, DI and JD, “ALARIS’ Majority Stockholder”), a copy of which is attached as Exhibit (d)(2) to this Schedule TO, are incorporated in this Schedule TO by reference.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is ALARIS Medical Systems, Inc., a Delaware corporation. Its principal executive office is located at 10221 Wateridge Circle, San Diego, California 92121 and its telephone number is (858) 458-7000.

(b) This Schedule TO relates to the Offer by Subcorp to purchase all issued and outstanding Shares for $22.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Cardinal Health and Subcorp” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United States Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Securities Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with ALARIS” and “Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ALARIS” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Cardinal Health and Subcorp,” “Background of the Offer; Past Contacts or Negotiations with ALARIS” and “Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ALARIS” is incorporated in this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with ALARIS,” “Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ALARIS,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Securities Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b), (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Cardinal Health and Subcorp,” “Background of the Offer; Past Contacts or Negotiations with ALARIS,” “Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ALARIS” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10. Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Cardinal Health and Subcorp” and “Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ALARIS,” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ALARIS,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Securities Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 28, 2004.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Text of Press Release Issued by Cardinal Health and ALARIS dated May 19, 2004, incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal Health on May 19, 2004.

(a)(5)(B)	Q & A Relating to the Acquisition of ALARIS by Cardinal Health, incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal Health on May 19, 2004.

(a)(5)(C)	Transcript of Conference Call Relating to the Acquisition of ALARIS by Cardinal Health dated May 19, 2004, incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal Health on May 20, 2004.

(a)(5)(D)	Form of Summary Advertisement Published in the New York Times on May 28, 2004.

(b)	Commitment Letter, dated May 18, 2004, by and between Cardinal Health and Goldman Sachs Credit Partners L.P.

(d)(1)	Agreement and Plan of Merger, dated as of May 18, 2004, by and among Cardinal Health, Subcorp and ALARIS.

(d)(2)	Support Agreement, dated as of May 18, 2004, by and among Cardinal Health, DI, JD, JA and Mr. Picower.

(g)	None.

(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 28, 2004

BLUE MERGER CORP.

By:	/S/ PAUL S. WILLIAMS

Name: Paul S. Williams Title: Executive Vice President, Chief Legal Officer and Secretary

CARDINAL HEALTH, INC.

By:	/S/ PAUL S. WILLIAMS

Name: Paul S. Williams Title: Executive Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 28, 2004.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Text of Press Release Issued by Cardinal Health and ALARIS dated May 19, 2004, incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal Health on May 19, 2004.

(a)(5)(B)	Q & A Relating to the Acquisition of ALARIS by Cardinal Health, incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal Health on May 19, 2004.

(a)(5)(C)	Transcript of Conference Call Relating to the Acquisition of ALARIS by Cardinal Health dated May 19, 2004, incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal Health on May 20, 2004.

(a)(5)(D)	Form of Summary Advertisement Published in the New York Times on May 28, 2004.

(b)	Commitment Letter, dated May 18, 2004, by and between Cardinal Health and Goldman Sachs Credit Partners L.P.

(d)(1)	Agreement and Plan of Merger, dated as of May 18, 2004, by and among Cardinal Health, Subcorp and ALARIS.

(d)(2)	Support Agreement, dated as of May 18, 2004, by and among Cardinal Health, DI, JD, JA and Mr. Picower.

(g)	None.

(h)	Not applicable.